EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reports results of pre-feasibility study
on Tasiast expansion
Company proceeding to feasibility study for 38,000 tonne per day mill

(This news release contains forward-looking information subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page three of this release. All dollar amounts in this release are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, April 29, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) today announced the results of its pre-feasibility study (PFS) for its Tasiast expansion project. Based on these results, the Company has decided to proceed with a feasibility study on an expanded Tasiast operation with a 38,000 tonne per day (tpd) mill.

The PFS was based on constructing a new 30,000 tonne tpd mill at Tasiast utilizing heavy fuel oil as an energy source. It assumed a $1,500 per ounce gold price for overall project economics and, consistent with the Company’s year-end mineral reserve estimates, a $1,200 per ounce gold price for pit design purposes. The PFS estimates are based on a pit design mineral resource estimate of approximately 10 million recovered gold ounces, which does not include additional known resources estimated using a gold price assumption above $1,200 per ounce. In addition, the PFS estimates do not include potential district exploration upside.

The study found that during the first five years of production, a 30,000 tpd mill would be expected to have average gold production of approximately 830,000 ounces per year, with average cash costs1 of approximately $500 per ounce, and average all-in sustaining costs2 of approximately $735 per ounce. The expected initial capital cost would be approximately $2.7 billion3. The PFS indicated an estimated IRR for the project of approximately 11% and an estimated NPV of approximately $1.1 billion.

In addition, the PFS incorporated trade-off studies which considered utilizing the existing 8,000 tpd mill capacity at Tasiast in addition to a new 30,000 tpd mill. These studies concluded that a single new 38,000 tpd mill would be expected to provide the optimum economics for an expanded project. Therefore, based on these results, the Company is proceeding to a full feasibility study (FS) on an expanded Tasiast operation with a 38,000 tpd mill. The FS work process will begin immediately, and is now scheduled for expected completion in the first quarter of 2014. Following completion of the FS, the Company will make a decision on whether to complete engineering and proceed with construction. The decision will depend on a range of factors, including gold price assumptions and projections, expected economic returns, and various technical and other considerations.

“Although there is considerable work to be done at the feasibility study level before we decide whether to proceed with construction, the results of the PFS are encouraging,” said CEO J. Paul Rollinson. “As we continue to evaluate the project, we remain firmly focused on preserving the strength of our balance sheet.”

The FS will assess construction of a standard carbon-in-leach (CIL) circuit with a primary crusher and SAG mill, in addition to the existing dump leach facilities. The FS will assume an open-pit mining sequence based on developing a series of pushbacks that would allow the mine to encounter expected higher grade ore early in the mine life. A variable cut-off grade strategy is expected to be applied to bring gold production forward and stockpile lower-grade material for processing later in the mine life.

1 Cash costs include operating costs and royalties.
2 All-in sustaining cost includes operating costs, royalties, sustaining capital, and capitalized stripping, and does not include any allocation of regional or corporate overhead costs.
3 Includes estimated capital expenditures from April 1, 2013 forward, and a contingency of $290 million.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The FS will explore a number of opportunities to optimize the project and improve overall economics, including the potential for implementing lower-cost natural gas power. Kinross is currently part of a joint venture which is working to advance the commercialization of power generated by natural gas supply located offshore of Mauritania.

Summary of PFS estimates for 30,000 tpd mill at Tasiast
Operational metric	Estimate (weighted average)
Mill throughput	30,000 tonnes per day
Life of mine4 (end of production)	2033
Ounces recovered – life of mine	10.0 million5 -- based on pit design using assumed gold price of $1,200/ounce
Estimated ore processed – life of mine	CIL: 196 million tonnes Dump leach: 46 million tonnes
Average annual production (ounces) – first five years	755,000-855,000 (830,000)
Average annual production (ounces) – life of mine	400,000-500,000 (475,000)
Cash cost per ounce – first five years	$475-575/ounce ($500)
Cash cost per ounce – life of mine	$675-775 ($700)
All-in sustaining cost per ounce – first five years	$710-810 ($735)
All-in sustaining cost per ounce – life of mine	$890-990 ($910)
Average grade – first five years	2.08 g/t
Average grade – life of mine	1.41 g/t
Average CIL recovery – life of mine	93%
Strip ratio – first five years	4.5
Strip ratio – life of mine	4.6
Peak mining rate per year	120 million tonnes
Initial capital expenditure (April 1, 2013 forward)	$2.7 billion
IRR6	11%
NPV6	$1.1 billion
Key assumptions: Energy source Gold price (pit design) Gold price (economic evaluation) Discount rate	Heavy fuel oil $1,200/ounce $1,500/ounce 5%

4 Defined as April 1, 2013 forward
5 The $1,200 pit design in the PFS for purposes of economic evaluation does not include inferred mineral resources and certain measured and indicated mineral resources. The PFS does not result in any change to Kinross’ existing mineral reserve and mineral resource estimates for the Tasiast project. Please refer to our most recent Annual Information Form for Tasiast annual mineral reserve and mineral resource estimates as at December 31, 2012.
6 Does not include potential for improved economics related to potential district exploration upside, potential implementation of lower-cost natural gas generated power, or additional known mineral resource estimates using a gold price above $1,200.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross will hold a conference call and audio webcast on Monday, April 29, at 8 a.m. ET to discuss the results of the Tasiast PFS, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 4137 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 4137 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, “anticipates”, ‘‘plans’’, ‘‘expects’’, “indicative”, “intend”, ‘‘scheduled’’, “timeline”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “opportunity”, “outlook”, “potential”, “projected”, “schedule”, “seek”, “strategy”, “study” (including, without limitation, as may be qualified by “feasibility” and “pre-feasibility”), “targets”, “models”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) political and legal developments in Mauritania being consistent with the Company’s current expectations; (3) the exchange rate between the Canadian dollar, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (4) certain price assumptions for gold and silver; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (7) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (8) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (9) the viability of the Tasiast mine (including but not limited to the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, the results of the feasibility study) being consistent with Kinross’ current expectations; (10) the terms and conditions of the Tasiast legal and fiscal stability agreement being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (11) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

For impairment assessment purposes, the Company considers the PFS results as well as other factors including, but not limited to, estimated pit shell mineral resources using a gold price assumption of $1,400 (vs. $1,200) per ounce, expected throughput of 38,000 tpd, consensus gold prices, additional exploration potential and NAV multiples and project optimization. As a result, the values determined under the Company’s impairment analysis at December 31, 2012 may differ from the NPV values resulting from the 30,000 tpd PFS.

The technical information about Tasiast contained in this news release has been prepared under the supervision of, and verified by, Mr. James K. Fowler, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

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